FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 30, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Index to Material Change Reports

1.

Material Change Report

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

March 30, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on March 30, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced today the terms of its formal offer (the “Offer”) to encourage conversion by holders of the Company’s US$86.25 million outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”).  At present, Pan American can only force conversion of the Debentures after a three-year term that expires on July 31, 2006.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, Canada - PAN AMERICAN SILVER CORP. (NASDAQ: PAAS; TSX:  PAA) announced today the terms of its formal offer (the “Offer”) to encourage conversion by holders of the Company’s US$86.25 million outstanding principal amount of 5.25% convertible debentures due July 31, 2009 (the “Debentures”).  At present, Pan American can only force conversion of the Debentures after a three-year term that expires on July 31, 2006.

Pursuant to the Offer, which is open from April 7, 2004 to May 21, 2004 (the “Conversion Period”), each holder who converts all or a portion of his or her Debentures during the Conversion Period will receive US$131.25 in cash plus 106.9290 common shares of the Company per US$1,000 principal amount of Debentures converted. This represents the 104.4932 shares to which holders were originally entitled upon conversion plus 2.4358 additional shares, which is equal to a four percent premium.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Holders who wish to accept this Offer should contact their investment advisor in order to exercise their conversion rights.  This Offer is subject to conditions set out in a written offer document being delivered to Debenture holders.

In connection with this offer, Pan American has filed a final short form prospectus with securities commissions in British Columbia, Alberta, Manitoba and Ontario.  This filing relates to the issuance of up to 210,087 common shares of the Company in connection with the Offer.  A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 30th day of March, 2004.

“Signed”
Brenda Radies Vice President, Corporate Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: March 30, 2004